Eaton Vance High Income 2021 Target Term Trust

Two International Place

Boston, Massachusetts 02110

May 23, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Lisa N. Larkin

Re:

Eaton Vance High Income 2021 Target Term Trust (the “Fund”)

Pre-Effective Amendment No. 3 to Registration Statement on Form N-2

(333-209436; 811-23136)

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-2, as amended, to 12:00 PM, Eastern Time, on Wednesday, May 25, 2016, or as soon thereafter as possible.

In connection with such request the Fund acknowledges that:

1.

Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.

The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3.

The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

Eaton Vance High Income 2021 Target Term Trust

By:  /s/ Payson F. Swaffield

Name:  Payson F. Swaffield

Title: President and Chief Executive Officer

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

VIA EDGAR

May 23, 2016

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549
Attn: Lisa N. Larkin

Eaton Vance High Income 2021 Target Term Trust

Registration Statement on Form N-2

(File Nos. 333-209436 and 811-23136)

Dear Ms. Larkin:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on April 25, 2016 and the Preliminary Prospectus dated April 25, 2016, began on April 25, 2016 and is expected to conclude at approximately 4:00 p.m., Eastern Time, on May 25, 2016, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 64,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of Eaton Vance High Income 2021 Target Term Trust (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., Eastern Time, on Wednesday, May 25, 2016 or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:

WELLS FARGO SECURITIES, LLC

By:

/s/ Jerry Raio

Name: Jerry Raio

Title: Managing Director